Revival AI

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Stock Footage: Data center with Revival AI logo fading in.	Harnessing the power of artificial intelligence, machine learning, and advanced robotics, Revival AI has redefined the future of Bible design, manufacturing and sales.
Over the shoulder of person using Revival Ai website to customize a Bible.	Our revolutionary system allows everyday Christians to design and print individual, high quality, smyth sewn Bibles in minutes.
Full screen of Bible builder. Highlight interior and exterior customization changes.	From cover to content, we're giving Christians the power to design a custom Bible that speaks to their soul, needs and personality.
Stock Footage: American flag and robotic arm.	Our new technology will allow those Bibles to be printed and bound quickly and autonomously in the U.S.A.
People sitting around conference table in meeting.	Through our licensing partnership and white label opportunities, Revival AI is bringing custom Bible technology to all the major evangelical translations.
Custom Bible interface and 3D fly through of facility.	With our fully functional custom Bible software, and blueprints for our proprietary finishing solution finalized, we are now ready to launch this revolutionary endeavor.

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Stock Footage: Stock market visuals and Canon printers in facility.	Revival AI is seeking small and large investors through our S.E.C.-regulated, Reg A equity offering to fund our custom printing and binding facility.
Footage of cross with technological overlay.	Team up with Revival AI to use advanced technology in the furtherance of the Great Commission.
“Invest now at revivalai.com" fades up. Fade to black.	Invest now at RevivalAI.com

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